UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

DAVID SALANIC

Joseph Kaplan

WHITEFORT CAPITAL MANAGEMENT, LP

12 East 49th Street, 40th Floor

New York, New York 10017

ELIZABETH GONZALEZ-SUSSMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Patricia Olasker Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, ON M5V 3J7 (416) 863-0900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN, IA

4

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Whitefort Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

David Salanic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 03879J100

1	NAME OF REPORTING PERSON

Joseph Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,867,967
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,867,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,867,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 03879J100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 17, 2024, the Reporting Persons issued a press release, including an open letter to the shareholders of the Issuer (the “Press Release”), to share their perspectives on maximizing value at the Issuer and ensure that the Board and fellow shareholders understand the urgency of these issues.

In the Press Release, the Reporting Persons expressed their view that the Issuer should preserve the substantial value of the Company’s lipid nanoparticle (LNP) delivery technology patent infringement claims against Moderna, Inc. and Pfizer Inc./BioNTech SE. The Reporting Persons also noted that they were encouraged by Interim CEO and Board member Michael J. McElhaugh’s statement at a conference on May 14, 2024, that given the Issuer’s substantial cash balance ($138 million as of March 31, 2024) and sufficient liquidity through Q2 2026, the Issuer does not “anticipate the need to further utilize the ATM this year.”1 However, the Reporting Persons believe that the Issuer should firmly commit to cease any further share issuances for the foreseeable future, including under the Issuer’s at-the-market (ATM) program. Additionally, the Reporting Persons conveyed their view that the Issuer should be prepared to explore strategic options for its Hepatitis B (HBV) portfolio by yearend and judiciously allocate capital until then.

In the Press Release, the Reporting Persons also shared that, in light of the high level of dilution that the Issuer’s shareholders have already suffered, they intend to vote Against Proposal #2 – approval of an amendment to the Arbutus Biopharma Corporation 2016 Omnibus Share and Incentive Plan at the Issuer’s Annual General and Special Meeting on May 22, 2024.

The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated May 17, 2024.

1 See https://wsw.com/webcast/jmp63/register.aspx?conf=jmp63&page=abus&url=https%3A//wsw.com/webcast/jmp63/abus/1673136.

8

CUSIP No. 03879J100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

Whitefort Capital Master Fund, LP

By:	Whitefort Capital GP, LLC General Partner

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

Whitefort Capital GP, LLC

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

Whitefort Capital Management, LP

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Partner

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Partner

9

CUSIP No. 03879J100

Whitefort Capital Management GP, LLC

By:	/s/ David Salanic
	Name:	David Salanic
	Title:	Co-Managing Member

By:	/s/ Joseph Kaplan
	Name:	Joseph Kaplan
	Title:	Co-Managing Member

/s/ David Salanic
David Salanic

/s/ Joseph Kaplan
Joseph Kaplan

10